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                             August 19, 2022

       Bill Hannigan
       Partner
       Hanigan & Logan, LLP
       500 East Court Avenue
       Suite 130
       Des Moines, Iowa 50309

                                                        Re: Granite Falls
Energy, LLC
                                                            Schedule 13E-3
filed July 26, 2022
                                                            SEC File 5-82469
                                                            color:white;"_
                                                            Schedule PRE 14A
                                                            SEC File No.
0-51277

       Dear Mr. Hannigan:

              We have conducted a limited review of your filing focused on compliance with Rule 13e-
       3 and Schedule 13E-3. Or comments follow. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms used here have the same meaning as in the proxy statement.

       Schedule 13E-3 and Schedule PRE 14A filed July 26, 2022

       Reasons for the Reclassification Transaction... , page 20

   1. State the reasons for the timing of the Reclassification Transaction. See Item 1013(c) of
                                                        Regulation M-A.
       Interests of Certain Persons in the Reclassification Transaction, page
34

   2. We note the disclosure here that the wife of one of the Company's governors has provided notice of potential
claims she is considering bringing against the Company including claims related to this
going private transaction. Please expand to disclose more
                                                        information about the
nature of those claims. In addition, include this information earlier
 Bill Hannigan
Hanigan & Logan, LLP
August 19, 2022
Page 2
         in the proxy statement, including in the Question and Answer section where you should describe the interests of insiders in this transaction.
Proposal 1 - Amend and Restate our Sixth Amended and Restated Operating Agreement, page 50

3. For both Proposal 1 and Proposal 2, where each proposal is described in the proxy statement, state that they are conditioned on one another.
4. We note the disclosure here and later in the proxy statement where Proposal 2 is described, that the Board reserves the discretion to "determine if and when to implement the Proposed Operating Agreement, including the Reclassification..." While you provide an example of why the Board would choose not to implement the Reclassification, provide a similar explanation of why it might choose to implement it at another time, based on the language quoted above. (Please also make the same revision for Proposal 2).
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Christina Chalk, Senior Special Counsel, at (202) 551-
3263.



FirstName LastNameBill Hannigan                              Sincerely,
Comapany NameHanigan & Logan, LLP
                                                             Division of
Corporation Finance
August 19, 2022 Page 2                                       Office of Mergers
& Acquisitions
FirstName LastName